Exhibit 1

PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec announces intention to terminate SEC reporting obligations

Montreal, Quebec, March 14, 2008 – Due to the recent recapitalization of the Tembec group of companies ("Tembec"), Tembec Industries Inc.'s Senior Notes due June 30, 2009, Senior Notes due February 1, 2011 and Senior Notes due March 15, 2012 have been irrevocably cancelled. As a result, Tembec Holdings Inc. (formerly Tembec Inc.) and Tembec Industries Inc. intend to deregister and terminate their reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, by filing Form 15F with the SEC.

Tembec will continue making available to investors, through www.sedar.com and through Tembec's corporate website www.tembec.com, material financial information, press releases and other documents in English.

Tembec is a large, diversified and integrated forest products company which stands as the global leader in sustainable forest management practices. With operations principally located in North America and in France, the Company employs approximately 8,000 people. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TMB and warrants under TMB.WT. Additional information on Tembec is available on its website at www.tembec.com.

Information:

Richard Fahey
Vice President, Communications and Public Affairs
Tel.: 819-627-4387
richard.fahey@tembec.com